82-35029

Westfield

16 March 2007

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: WESTFIELD GROUP (ASX:WDC)
DIRECTORS NOT STANDING FOR RE-ELECTION

Mr Francis (Fay) Vincent Jr. and Mr John Studdy AM have notified the Board of Directors of Westfield Holdings Limited, that they do not intend to stand for re-election at the Annual General Meeting of Westfield Holdings Limited to be held on 3 May 2007.

Mr Frank Lowy AC, the Chairman of the Westfield Group Board, acknowledged the outstanding contributions made by Mr Vincent and Mr Studdy to the Westfield Group during their tenure as directors.

Professor Fred Hilmer AO has also notified the Board of his intention to resign his position as Deputy Chairman of the Board but to continue in the roles of Chairman of the Audit & Compliance Committee and the Remuneration Committee and as lead independent director. Professor Hilmer was first appointed as Deputy Chairman of the Westfield Holdings Board in 1997.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

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